AB 3/5

[redacted]

10029574

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-43682

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AK CAPITAL, LLC AND SUBSIDIARIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 PARK AVENUE, 9TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW KOWALCYZK 212-333-8634
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HERTZ, HERSON & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

2 PARK AVENUE	NEW YORK	NY	10016
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDREW KOWALCYZK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AK CAPITAL, LLC AND SUBSIDIARIES, as of DECEMBER 31ST, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

Notary Public

JASON P.L. BALLARD
MY COMMISSION # DD694748
EXPIRES July 12, 2011
(407) 398-0153 FloridaNotaryService.com

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

AK CAPITAL, LLC AND SUBSIDIARIES
DECEMBER 31, 2009

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

TWO PARK AVENUE
NEW YORK, NEW YORK 10016

TEL: 212-686-7160
FAX: 212-532-6437

INDEPENDENT AUDITORS' REPORT

To the Member of
AK Capital, LLC
445 Park Avenue, 9th Floor
New York, NY 10022

We have audited the accompanying consolidated statement of financial condition of AK Capital, LLC and Subsidiaries as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of AK Capital, LLC and Subsidiaries as at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Hertz, Herson & Company, LLP

New York, New York
February 23, 2010

AK CAPITAL, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2009
EXHIBIT A

ASSETS	
Cash	$ 124,973
Securities owned, at fair value - Notes B and D	30,615,961
Securities purchased under agreements to sell, at fair value - Note B	13,509,730
Interest receivable from clearing broker - Note D	204,481
Deposit with clearing broker- Note H	112,925
Property and equipment, at cost, net of accumulated depreciation and amortization of $129,254 - Note C	69,777
Other assets	106,892
TOTAL ASSETS	$ 44,744,739
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Due to clearing broker - Note D	$ 35,803,964
Securities sold, not yet purchased, at fair value - Notes B and D	526,094
Accrued expenses and other liabilities	385,183
Total Liabilities	36,715,241
Commitment and Contingencies - Notes H and I	
Member's equity	8,029,498
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 44,744,739

The accompanying notes are an integral part of the consolidated financial statement and should be read in conjunction therewith.

Nature of Operations and Capitalization of the Company

AK Capital, LLC ("AKC" or the "Company"), a wholly owned subsidiary of KME Holdings, LLC (the "Member" or "Parent"), was organized on November 4, 1998 in the State of New York as a limited liability company whose operating agreement expires December 31, 2028. AKC is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker-dealer and is exempt from rule 15c3-3 of the Securities Exchange Act of 1934.

The Company trades for its own account primarily in interests in pools of U.S. Government backed agency certificates.

Note A - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of AKC and its wholly owned subsidiaries, Dayton, Hancock Waltman Securities, Inc. and AKC Structured Finance, LLC, both of which are inactive. All significant intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transaction that have not reached their contractual settlement date are recorded net and included in due to clearing broker on the accompanying consolidated statement of financial condition.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification 820 ("FASB ASC 820"), Fair Value Measurements and Disclosures.

Collateralized Agreements

Transactions involving securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) or securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized agreements or financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price.

Note A - Summary of Significant Accounting Policies (Continued)

Collateralized Agreements (Continued)

Reverse repos and repos are carried at fair value. Interest on such contract amounts is accrued and is included in the consolidated statement of financial condition in interest receivable from clearing broker or due to clearing broker.

Financial Instruments

The Company's financial instruments which consist of securities, interest receivable from the clearing broker, due to clearing broker and accrued expenses and other liabilities are reported in the consolidated statement of financial condition at fair values or at carrying amounts that approximate their fair values based on their short-term nature.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization.

Concentration of Credit Risk

Uninsured Cash Balances

The Company maintains cash balances at a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 at December 31, 2009. The Transaction Account Guarantee Program provides a full guarantee of non-interest bearing transaction deposit accounts above $250,000 regardless of dollar amount through December 31, 2010. At December 31, 2009, there was no cash in excess of insured amounts.

Credit Risk

In the normal course of business, the Company is exposed to risk of loss from the inability of brokers and dealers and financial institutions to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. However, the Company mitigates risk by dealing primarily with large United States financial institutions and through reporting and control procedures.

Subsequent Events

The Company evaluates events and transactions occurring subsequent to the date of the consolidated financial statements for matters requiring recognition or disclosure in the consolidated financial statements. The accompanying consolidated financial statements consider events through February 23, 2010, the date on which the consolidated financial statements were available to be issued.

Note B - Fair Value Measurements

Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. FASB ASC 820 establishes a framework for measuring fair value. The framework provides a hierarchy that prioritizes the valuation techniques used to measure fair value. The hierarchy consists of three broad levels:

Level 1 - Quoted prices in active markets for identical assets. This level has the highest priority.

Level 2 - Quoted prices for similar assets in active markets, quoted prices for identical or similar assets not traded in active markets and other observable inputs.

Level 3 - Prices or valuations that are unobservable. This level has the lowest priority.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Total	Level 1	Level 2
ASSETS			
Securities owned:			
Obligations of U.S. Government Agencies	$ 26,887,335	$ 26,523,335	$ 364,0000
Equities and options	3,728,626	3,728,626	-
Total securities owned	30,615,961	30,215,961	364,000
Securities purchased under agreements to resell	13,509,730	13,509,730	-
Total	$ 44,125,691	$ 43,761,691	$ 364,000
LIABILITIES			
Securities sold, not yet purchased:			
Obligations of U.S. Government Agency	$ 526,094	$ 526,094	$ -

Note C - Property and Equipment

Property and equipment are summarized as follows as at December 31, 2009:

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Computer and Office Equipment	$ 62,180	$ 38,902	$ 23,278
Furnishings	136,851	90,352	46,499
Total	$ 199,031	$ 129,254	$ 69,777

Note D - Due to Clearing Broker

The Company has margin borrowings from its clearing broker which are collateralized by all securities held in its proprietary trading accounts. At December 31, 2009, such borrowings amounted to $35,803,964 and were fully collateralized by securities carried at a fair value of $44,125,691 plus accrued interest due from the clearing broker of $204,481.

Note E - Related Party Transactions

In June 2009, the Parent entered into an amended operating agreement whereby it accepted non-equity Class C members (Sirona Advisors or "Sirona"). During the year ended December 31, 2009, the Company had various transactions with Sirona which included commissions earned by the members of Sirona, rent expense paid to Sirona and various other operating expenses charged by Sirona to the Company in connection with the Parent's operating agreement.

Note F - Retirement Plan

During September 2009, the Company entered into a qualified defined contribution 401(k) profit sharing plan (the "Plan"). Subject to certain limitations, the Company may make matching contributions on the participants' behalf of an amount not to exceed 100% of the first 4% of the participants' elective deferrals. The Plan provides generally for normal retirement at age 65.

Note G - Income Taxes

The Company, as a wholly owned subsidiary of the Parent, is a single member limited liability company and, as such, under the provisions of the Internal Revenue Code and comparable state and local regulations is not recognized as a taxable entity and does not pay federal, state or local income taxes on its income. Instead, the Parent reports the Company's transactions of income on the Parent's income tax returns. Accordingly, no federal, state or local income taxes have been provided.

Note H - Off Balance Sheet Risk

Pursuant to a clearing agreement, the Company introduces all of its proprietary securities transactions to its clearing broker on a fully disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and in connection therewith the Company must maintain a deposit with the clearing broker which amounted to $112,925 at December 31, 2009.

The Company enters into various off-balance sheet transactions involving mortgage-backed securities to be announced ("TBAs"). These financial instruments are used to manage market risks and are therefore subject to varying degrees of market and credit risk.

TBAs provide for the delayed delivery of the underlying instrument. The credit risk for TBAs is limited to the unrealized fair valuation gains or losses recorded in the consolidated statement of financial condition.

Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

The Company seeks control of off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines and in dealing primarily with large United States financial institutions and through reporting and control procedures.

Note I - Commitment

The Company is obligated under an operating lease with an affiliate for office space in Miami Beach, Florida through March 31, 2011.

During June 2009, the Company entered into a sublease agreement with Sirona (see Note E) for office space in New York City. The sublease renews automatically for a 90 day period unless terminated by either party upon at least 45 days advance notice. The sublease is currently renewed through March 31, 2010.

Future annual minimum lease payments under these leases are as follows:

Years Ending December 31,	Amount
2010	150,000
2011	11,000
Total	$ 161,000

In addition, the Company leases its New York City offices on month to month basis.

Note J - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009, the Company had net capital, as defined, of $5,349,108 which is $5,249,108 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital is 0.07 to 1.

REPORT ON

AK CAPITAL, LLC AND SUBSIDIARIES

DECEMBER 31, 2009

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON

AK CAPITAL, LLC AND SUBSIDIARIES

DECEMBER 31, 2009

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

AGREED-UPON PROCEDURES REPORT ON

AK CAPITAL, LLC AND SUBSIDIARIES

DECEMBER 31, 2009

HERTZ, HERSON & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

AGREED-UPON PROCEDURES REPORT ON

AK CAPITAL, LLC AND SUBSIDIARIES

DECEMBER 31, 2009

HERTZ, HERSON & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

AK CAPITAL, LLC AND SUBSIDIARIES
DECEMBER 31, 2009

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

TWO PARK AVENUE
NEW YORK, NEW YORK 10016

TEL: 212-686-7160

FAX: 212-532-6437

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
AK Capital, LLC
445 Park Avenue, 9th Floor
New York, New York 10022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by AK Capital, LLC and Subsidiaries (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cancelled checks paid to SIPC noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with general ledger detail for the period April 1, 2009 to December 31, 2009, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the general ledger details for the period April 1, 2009 to December 31, 2009 supporting the adjustments noting no differences; and
5. Noted that there was no overpayment applied to the current assessment from a previously filed Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hertz, Herzog & Company, LLP

New York, New York
February 23, 2010

AK CAPITAL, LLC AND SUBSIDIARIES
SCHEDULE I – SCHEDULE OF ASSESSMENTS AND PAYMENTS
AS AT DECEMBER 31, 2009

Payment Date	Payee	Amount	
January 5, 2009	SIPC	$	150
July 28, 2009	SIPC		18,316
Totals		$	18,466